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                           September 10, 2021

       Austin Singleton
       Chief Executive Officer
       OneWater Marine Inc.
       6275 Lanier Islands Parkway
       Buford, Georgia 30518

                                                        Re: OneWater Marine
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 7,
2021
                                                            File No. 333-259345

       Dear Mr. Singleton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Katherine Terrell Frank